UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  April 26, 2007                      /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

AMERA [LOGO]


                                                                  APRIL 24, 2006
                               PRESIDENT'S REPORT


DEAR SHAREHOLDER:

THE PAST YEAR IS BEST DEPICTED AS ONE OF PROGRESSIVE DEVELOPMENT OF AMERA'S PROJECTS AND INVOLVEMENT IN PERU. THE COMPANY CONFIRMED ITS COMMITMENT TO PERU THROUGH THE ACQUISITION AND ADVANCEMENT OF SEVERAL PROJECTS TO THE DRILL-READY STAGE. WHILE CONTINUING TO GENERATE NEW PROJECTS TO ADD TO OUR PORTFOLIO, AMERA PLANS TO DRILL FOUR KEY PROJECTS IN PERU DURING 2007.

EARLY IN 2006, AMERA STAKED AND WAS GRANTED 100% OWNERSHIP OF TWO HIGH POTENTIAL COPPER-SILVER PROPERTIES: COCHA AND MITU. INITIAL WORK FOCUSED ON THE COCHA PROPERTY, WHERE OUR TECHNICAL TEAM CARRIED OUT AN EXTENSIVE SURFACE SAMPLING PROGRAM THAT IDENTIFIED TWO PARALLEL COPPER-SILVER SOIL ANOMALY TRENDS, EACH EXTENDING OVER TWO KILOMETRES. IN THE FALL OF 2006, A PHASE I DRILL PROGRAM THAT TESTED ONLY A SMALL PORTION OF THIS PROPERTY, YIELDED A VERY EXCITING DISCOVERY:
2.67% COPPER AND 24.1 G/T SILVER OVER 30 METRES. THE RESULTS FROM AMERA'S PHASE I DRILL PROGRAM ON THE COCHA PROPERTY CONFIRM THAT THE PROJECT HOSTS SEDIMENTARY COPPER-SILVER MINERALIZATION AT DEPTH. IT IS WITH GREAT ANTICIPATION THAT WE PLAN TO BEGIN THE PHASE II DRILL PROGRAM IN THE SPRING OF 2007.

THE MITU COPPER-SILVER PROJECT HAS THE SAME GEOLOGICAL SETTING AS THE COCHA PROPERTY. ALTHOUGH THIS PROJECT IS AT AN EARLIER STAGE, PRELIMINARY RESULTS INCLUDE ROCK CHIP SAMPLES ASSAYING 4.5% COPPER AND 128 G/T SILVER OVER 1.2M AND 6.2% COPPER AND 324 G/T SILVER OVER 0.4M. IT IS EXPECTED THAT DRILL TESTING OF THE MITU PROPERTY WILL BE DONE IN THE FALL OF 2007.

THE CRUZ DE MAYO GOLD-COPPER PROJECT IS ALSO SLATED FOR DRILLING DURING LATE SPRING OF 2007. THIS 3,000 HECTARE PROPERTY HAS THREE HIGH PRIORITY TARGET ZONES THAT HAVE BEEN IDENTIFIED. OUR CREWS HAVE COLLECTED ROCK CHIP AND GRAB SAMPLES YIELDING GRADES RANGING FROM BELOW DETECTION UP TO 24.8 G/T GOLD.

WITH THE RECENT ACQUISITION OF THE LAGUNA GOLD PROJECT LOCATED IN PASCO DEPARTMENT, AMERA CONTINUES ITS COMMITMENT TO CONSTANTLY EVALUATE AND ACQUIRE QUALITY PROJECTS IN PERU. THIS 19,984 HECTARE PROPERTY SURROUNDS THE HIGH SULPHIDATION EPITHERMAL QUICAY GOLD DEPOSIT CURRENTLY BEING MINED BY A PRIVATE PERUVIAN COMPANY AND BOASTS OVER $1 MILLION WORTH OF SURFACE RESEARCH PREVIOUSLY CARRIED OUT BY PLACER DOME. DURING THE SUMMER OF 2007, AMERA HAS PLANS TO DRILL SIX HIGH PRIORITY DRILL TARGETS IDENTIFIED BY PLACER DOME. THESE TARGETS DISPLAY SIMILAR CHARACTERISTICS TO THE QUICAY MINE.

LATE IN 2006, IN ORDER TO BUILD ON THE COMPANY'S INTERNATIONAL PRESENCE AND PROVIDE INCREASED LIQUIDITY AND SHAREHOLDER VALUE, AMERA WAS LISTED ON THE NASDAQ OVER-THE-COUNTER BULLETIN BOARD. THIS GIVES US INVESTORS GREATER ACCESS TO AMERA'S SECURITIES.

OVER THE PAST YEAR AMERA HAS CLEARLY SOLIDIFIED ITS ROLE AS A PROGRESSIVE EXPLORATION COMPANY WITH A FOCUS ON MINERAL-RICH PERU. THE COMPANY'S EXPERIENCED TECHNICAL AND MANAGEMENT TEAMS, AMERA'S REPUTATION, THE NETWORK OF CONTACTS IN PERU, AND THE COMMITMENT TO CONSISTENT PROJECT DEVELOPMENT AND ACQUISITION HAVE RESULTED IN OPPORTUNITIES THAT ARE SURE TO CREATE INCREASED SHAREHOLDER VALUE IN THE COMING YEAR.

THE COMBINATION OF AMERA'S INCREASED AVAILABILITY TO US INVESTORS, FOUR FULLY FUNDED, DRILL-READY PROJECTS IN PERU, AND THE CURRENT GLOBAL DEMAND FOR PRECIOUS AND BASE METALS HAS CREATED A SIGNIFICANT OPPORTUNITY FOR AMERA TO MAKE AN IMPACT IN THE MARKET FOR OUR SHAREHOLDERS.

I WOULD LIKE TO THANK YOU, OUR SHAREHOLDERS AND SUPPORTERS, FOR YOUR CONTINUED SUPPORT DURING THE PAST YEAR AS AMERA DEVELOPED ITS EXPLORATION OPPORTUNITIES. YOU MAY BE ASSURED OF OUR CONTINUING COMMITMENT TO ENHANCE SHAREHOLDER VALUE.

SINCERELY,

/S/ NIKOLAOS CACOS

NIKOLAOS CACOS
PRESIDENT & CEO